UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Rice Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

762819100

(CUSIP Number)

Robert J. McNally

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762819100

1	Names of Reporting Persons: Rice Midstream GP Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person (See Instructions): PN (Partnership)

CUSIP No. 762819100

1	Names of Reporting Persons: Rice Midstream GP Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons: Rice Midstream Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons: Rice Energy Operating LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons: EQT RE, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons: EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person: CO (Corporation)

CUSIP No. 762819100

1	Names of Reporting Persons: EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons: EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person: CO (Corporation)

This Amendment No. 7 to Schedule 13D (Amendment No. 7) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on December 23, 2014, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on March 7, 2016, Amendment No. 2 to Schedule 13D filed with the Commission on November 15, 2017, Amendment No. 3 to Schedule 13D filed with the Commission on February 20, 2018, Amendment No. 4 to Schedule 13D filed with the Commission on February 22, 2018, Amendment No. 5 to Schedule 13D filed with the Commission on April 27, 2018 and Amendment No. 6 to Schedule 13D filed with the Commission on May 22, 2018 (as amended, the Schedule 13D).  Capitalized terms used in this Amendment No. 7 and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following additional disclosures:

Completion of the Midstream Mergers

On July 23, 2018, EQM completed its previously announced acquisition of the Issuer. Pursuant to the terms of the Midstream Merger Agreement, on July 23, 2018, (i) Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving limited partnership and a wholly owned indirect subsidiary of EQM (the Surviving Entity) and (ii) GP Merger Sub merged with and into the RMP General Partner, with the RMP General Partner continuing as the surviving entity and a wholly owned indirect subsidiary of EQM (the Surviving GP Entity) ((i) and (ii) collectively, the Midstream Mergers).

At the Effective Time, (i) each Common Unit issued and outstanding immediately prior to the Effective Time was converted into the right to receive 0.3319 EQM Common Units, (ii) the issued and outstanding RMP IDRs were cancelled and (iii) each outstanding award of phantom units in respect of Common Units fully vested and converted into the right to receive the Midstream Merger Consideration, less applicable tax withholding, in respect of each Common Unit subject thereto. The aggregate Midstream Merger Consideration consisted of approximately 34.0 million EQM Common Units in exchange for all of the issued and outstanding Common Units and awards of phantom units in respect of Common Units.

The foregoing description of the Midstream Mergers does not purport to be complete and is qualified in its entirety by reference to the full text of the Midstream Merger Agreement, a copy of which was filed as Exhibit I to the Schedule 13D and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and supplemented with the following additional disclosures:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 7 and in Item 4 of this Schedule 13D is hereby incorporated by reference.

As a result of the Midstream Mergers described in Item 4 of this Schedule 13D, no Common Units remain issued and outstanding and, accordingly, the Reporting Persons ceased to be beneficial owners of any Common Units as of the closing of the Midstream Mergers.  Each of EQT, Investments Holdings and EPC have an indirect controlling interest in the Surviving Entity and the Surviving GP Entity, which became wholly owned indirect subsidiaries of EQM as a result of the Midstream Mergers.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 23, 2018

EQT CORPORATION

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

EQT PRODUCTION COMPANY

By:	*
Name:	David E. Schlosser, Jr.
Title:	President

EQT RE, LLC

By:	*
Name:	David E. Schlosser, Jr.
Title:	President

RICE ENERGY OPERATING LLC

By:	*
Name:	David E. Schlosser, Jr.
Title:	President

RICE MIDSTREAM HOLDINGS LLC

By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE MIDSTREAM GP MANAGEMENT LLC

By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

RICE MIDSTREAM GP HOLDINGS LP

By:	Rice Midstream GP Management LLC, its general partner

By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

*	/s/ Robert J. McNally
By:	Robert J. McNally, as attorney-in-fact

Signature Page to Schedule 13D/A for Rice Midstream Partners LP